UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*


                         McLeodUSA Incorporated
                             (Name of Issuer)

                          Class A Common Stock
                      (Title of Class of Securities)

                                582266 10 2
                              (CUSIP Number)


                              March 30, 2000
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [X] Rule 13d-1(c)

              [ ] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582266 10 2         Schedule 13G   Page 2 of 6 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Linsang Partners, LLC    EIN# 522051290
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):
(a)  [ ]           (b)  [ ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
5   SOLE VOTING POWER              8,248,200
6   SHARED VOTING POWER            0
7   SOLE DISPOSITIVE POWER         8,248,200
8   SHARED DISPOSITIVE POWER       0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,248,200

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS):  [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     4.295%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO - Limited Liability Company

CUSIP No. 582266 10 2    Schedule 13G        Page 3 of 6 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Kwok Li
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):
(a)  [ ]           (b)  [ ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
5   SOLE VOTING POWER         3,280,756
6   SHARED VOTING POWER       8,248,200
7   SOLE DISPOSITIVE POWER    3,280,756
8   SHARED DISPOSITIVE POWER  8,248,200

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     11,528,957

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE  INSTRUCTIONS):  [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     6.003%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

CUSIP No. 582266 10 2              13G           Page 4 of 6 Pages

Item 1.
          (a)  Name of Issuer:

                McLeodUSA Incorporated

          (b)  Address of Issuer's Principal Executive Offices:

               6400 C Street S.W.
               Cedar Rapids, IA 52406
Item 2.
          (a) - (c) Name, Principal Business Address or, and
                    Citizenship of Persons Filing;

               (1)  Linsang Partners, LLC ("Linsang Partners")
                    8301 Professional Drive
                    Landover, MD 20785
                    Citizenship: Delaware

               (2)  Kwok Li ("Mr. Li")
                    12400 Ellen Court
                    Silver Spring, MD 20904
                    Citizenship: USA

          (d)  Title of Class of Securities: Class A Common Stock

          (e)  CUSIP Number: 582266 10 2

Item 3.

           Not applicable.

Item 4.   Ownership.

     The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13g is hereby incorporated by reference.

     The shares owned by Mr. Li include 612,071 shares owned by his spouse and 16,255 shares owned by his minor children. Mr. Li and members of his family control Linsang Partners. In addition, Mr. Li is Chairman and Manager of Linsang Partners.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

CUSIP No. 582266 10 2              13G            Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company.

     Not applicable.

Item 8. Identification and Classification of Members of the
        Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10.  Certification.

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 582266 10 2              13G           Page 6 of 6 Pages

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         April 10, 2000
                             ____________________________________
                                            (DATE)


                            Linsang Partners, LLC


                             /s/ Kwok Li
                            ____________________________________
                            Kwok Li, Chairman and Manager


                            Kwok Li

                            /s/ Kwok Li

                            _____________________________________
                            Kwok Li